Exhibit 99.2

Abits Group Inc.

First Amended and Restated

Employment Agreement

This FIRST AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the "Agreement") is entered into effective as of August 5, 2026 (the "Effective Date") by and between Abits Group Inc., a publicly-listed company incorporated in the British Virgin Islands (the "Company") and Mr. Conglin (Forrest) Deng, the undersigned individual ("Executive").

The Company and Executive desire to enter into this Agreement to establish the terms under which the Executive will provide services to the Company. In consideration of the mutual covenants and agreements hereinafter set forth, the Company and Executive agree as follows:

1. Employment.

(a) Term. The Company hereby employs Executive to serve as Chief Executive Officer of the Company. The term of employment shall commence on the Effective Date and shall continue for a period of eighteen (18) months following the Effective Date (the "Employment Period"), unless earlier terminated as set forth herein. For so long as Executive serves as Chief Executive Officer, Executive shall be entitled to serve as a member of the Board of Directors of the Company (the "Board").

(b) Duties and Responsibilities. Subject to this Agreement's terms and conditions, Executive agrees to serve the Company as its CEO. Executive will report to the Board. Within the limitations established by the Memorandum and Articles of Association of the Company, and in conformity with the prevailing rules of the Nasdaq Capital Market, the Executive shall have each and all of the duties and responsibilities customarily associated with that position on behalf of the Company as a publicly-listed company, as may be assigned from time to time by the Board.

(c) Executive's Office Location. Executive's primary office location shall be Hong Kong; provided, however, that Executive may work out of any location Executive desires (including without limitation Executive's home).

2. Compensation.

(a) Base Salary. Executive shall be paid a base salary ("Base Salary") at the annual rate of Two Hundred Forty Thousand Dollars ($240,000), payable in monthly installments consistent with the Company's payroll practices.

(b) Bonus. Executive shall also be entitled to a bonus determined in the sole discretion of the Board.

(c) Equity Award. Executive shall be entitled to receive equity awards as may be determined by the Board from time to time pursuant to the terms of any equity compensation plan adopted by the Company.

3. Other Employment Benefits.

(a) Business Expenses. Upon submission of itemized expense statements in the manner specified by the Company, Executive shall be entitled to reimbursement for reasonable travel and other reasonable business expenses duly incurred by Executive in the performance of his duties under this Agreement.

(b) Benefit Plans. Executive shall be entitled to participate in the Company's medical and dental plans, life and disability insurance plans and retirement plans pursuant to their terms and conditions, as the Company may change such plans from time to time in its sole discretion. Executive shall be entitled to participate in any other benefit plans offered by the Company to its employees during the term of this Agreement.

(c) Vacation. Executive shall be entitled to four (4) weeks of vacation each year of full employment, exclusive of legal holidays.

4. Executive's Business Activities.

Executive shall devote the substantial portion of his entire business time, attention and energy exclusively to the business and affairs of the Company and its affiliates, as its business and affairs now exist and as they hereafter may be changed; provided that Executive shall be permitted to engage in such other business, personal, charitable, civic and other activities as Executive desires, so long as such activities do not directly compete with the business of the Company.

5. Termination of Employment.

(a) For Cause. Notwithstanding anything herein to the contrary, the Company may terminate Executive's employment hereunder for Cause. For purposes of this Agreement, the term "Cause" shall mean any of the following: (1) conviction of, or indictment for, a

felony or any act involving moral turpitude; (2) commission of any act of theft, fraud, or dishonesty involving the Company, or falsification of any employment or Company records; (3) improper disclosure of the Company's confidential or proprietary information; (4) Executive's failure or inability to perform any reasonable assigned duties after written notice from the Company of, and a reasonable opportunity (not less than twenty (20) days) to cure, such failure or inability; (5) any material breach of this Agreement, which breach is not cured within twenty (20) days following written notice of such breach; or (6) a course of conduct amounting to gross incompetence.

Upon termination of Executive's employment with the Company for Cause, the Company shall be under no further obligation to Executive, except to pay all accrued but unpaid Base Salary and accrued vacation to the date of termination thereof ("Accrued Obligations").

(b) Termination by the Company Without Cause. The Company may terminate Executive's employment hereunder at any time without Cause upon thirty (30) days' written notice. In the event of such termination, Executive shall be entitled to receive, in addition to the Accrued Obligations, a lump sum severance payment equal to the Base Salary that Executive would have received for the remainder of the Employment Period (measured from the date of termination through the expiration of the Employment Period), payable within ten (10) Business Days after such termination, provided that Executive has executed a release of claims in favor of the Company, its affiliates, and their respective officers and directors in a form reasonably acceptable to both parties (the "Release") and that such Release has become effective within seven (7) days after tender; provided, however, that the Release shall be limited to claims arising out of or relating to Executive's employment with the Company and the termination thereof, and shall not release, waive, impair, or otherwise affect any rights of Executive (or of any of his affiliated entities).

(c) Termination Upon Achievement of Capital Metrics. In the event the Company (a) has consummated one or more acquisitions of additional assets or operations from a third party within 180 days following the Effective Date or (b) has received aggregate gross proceeds (whether from one or more transactions) in excess of Five Million Dollars ($5,000,000) from equity or debt financings consummated after the Effective Date (excluding any equity line of credit) (either of such events, a "Triggering Event"), then a subcommittee of the Nominating Committee consisting of Phillip Balatsos and Andrew Hancox may terminate Executive's employment as Chief Executive Officer, effective upon written notice to Executive without Cause, effective immediately. Such a termination will be considered without Cause and entitle Executive to all benefits set forth in Section 5(b). Upon termination of employment pursuant to this Section 5(c), Executive shall also automatically resign and cease to serve as a member of the Board

effective as of the date of such termination, together with any committees of the Board, effective as of the same date.

(d) Termination by Executive. Executive may terminate his employment for any reason at any time upon thirty (30) days written notice to the Company. The Executive may also terminate his employment for "Good Reason" (as defined herein). For purposes of this Agreement, the term "Good Reason" shall mean the occurrence of any of the following without the Executive's prior written consent:

(i) a material diminution of the Executive's duties or responsibilities as set forth herein;

(ii) a material interference with the Executive's ability to carry out his duties and responsibilities hereunder, including without limitation the Company's failure or refusal to provide Executive with sufficient resources to carry out his duties and responsibilities hereunder;

(iii) the assignment to the Executive of duties which are materially inconsistent with his duties or which materially impair the Executive's ability to function as the CEO;

(iv) a change in the reporting structure so that the Executive does not report solely and directly to the Board; or

(v) any material breach by the Company of any provision of this Agreement that is not cured within thirty (30) days following written notice from Executive specifying such breach.

In the event Executive terminates his employment for Good Reason, Executive shall be entitled to the same severance benefits as set forth in Section 5(b) above. In the event Executive terminates his employment without Good Reason, Executive shall be entitled only to the Accrued Obligations.

(e) Change in Control. In the event Executive's employment is terminated by the Company (other than for Cause) or by Executive for Good Reason within twelve (12) months following a "Change in Control" (as defined below), Executive shall be entitled to the severance benefits set forth in Section 5(b). For purposes of this Agreement, a "Change in Control" shall be deemed to have occurred if: (1) any Person (as defined below) becomes the beneficial owner of shares representing more than 50% of the total number of votes that may be cast for the election of directors of the Company; (2) the consummation of any merger, sale of all or substantially all of the Company's assets, or combination of the foregoing, other than a transaction immediately following which the shareholders of the Company immediately prior thereto continue to have a majority of the voting power in the resulting entity; (3) within any 12-month period, the persons who

were directors of the Company at the beginning of such period cease to constitute at least a majority of the Board; or (4) the shareholders approve a plan of complete liquidation or dissolution. "Person" shall mean any individual, partnership, firm, trust, corporation, limited liability company or other similar entity.

(f) Termination by Reason of Death. In the event that Executive's employment is terminated by reason of Executive's death, the Company shall pay the Accrued Obligations to Executive's estate within the time period required by applicable law.

(g) Cooperation. After notice of termination, Executive shall cooperate with the Company, as reasonably requested by the Company, to effect a transition of Executive's responsibilities and to ensure that the Company is aware of all matters being handled by Executive.

During employment with the Company, Executive will not do anything to compete with the Company's present or contemplated business, nor will he plan or organize any competitive business activity. Executive will not enter into any agreement which conflicts with his duties or obligations to the Company. Executive will not during his employment or within one (1) year after it ends, without the Company's express written consent, directly or indirectly, solicit or encourage any employee, agent, independent contractor, supplier, customer, consultant or any other person or company to terminate or alter a relationship with the Company.

6. Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the British Virgin Islands, without regard to conflict of law principles.

(b) Amendment. This Agreement may be amended only by a writing signed by Executive and by a duly authorized representative of the Company.

(c) Severability. If any term, provision, covenant or condition of this Agreement, or the application thereof to any person, place or circumstance, shall be held to be invalid, unenforceable or void, the remainder of this Agreement and such term, provision, covenant or condition as applied to other persons, places and circumstances shall remain in full force and effect.

(d) Construction. The headings and captions of this Agreement are provided for convenience only and are intended to have no effect in construing or interpreting this Agreement. The language in all parts of this Agreement shall be in all cases construed according to its fair meaning and not strictly for or against the Company or Executive.

(e) Notices. Any notice, request, consent or approval required or permitted to be given under this Agreement or pursuant to law shall be sufficient if in writing and delivered by overnight courier or by email with confirmation of receipt.

(f) Entire Agreement. This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior agreements, understandings, and arrangements between the parties, whether written or oral, with respect to the subject matter hereof.

(g) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

THE COMPANY:

Abits Group Inc.

By: Yan Yan Sun
Name: Yanyan Sun
Title: Director

EXECUTIVE:

Conglin (Forrest) Deng